Act: 1933
Section: 2(a)(1)
Rule:
Public Availability: 12/2/2004

04052894

December 2, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Employers Insurance Company of Nevada, A Mutual Company
Incoming Letter dated December 2, 2004

Based on the facts presented, but without necessarily agreeing with your analysis, the Division will not recommend enforcement action to the Commission if, in reliance on your opinion of counsel that membership interests in the Mutual Insurance Holding Company are not securities within the meaning of the Securities Act of 1933 or the Securities Exchange Act of 1934, Employers Insurance Company of Nevada causes its current and future policyholders to become members of the Mutual Insurance Holding Company after the Reorganization without registration under the Securities Act or the Securities Exchange Act.

In reaching this position, we particularly note that:

- The Reorganization will be effected under Nevada law permitting the formation of mutual insurance holding companies by mutual insurance companies;

- Membership rights in the Mutual Insurance Holding Company will be substantially the same as membership rights in Employers Insurance Company of Nevada;

- With the Reorganization, Employers Insurance Company of Nevada's policyholders will automatically become members of the Mutual Insurance Holding Company;

- The Reorganization is subject to the approval of the Nevada Commissioner of Insurance after notice to policyholders and a public hearing where policyholders were entitled to appear;

- The Nevada Commissioner of Insurance has approved the Reorganization after finding that it is fair and equitable to Employers Insurance Company of Nevada's policyholders;

- The Mutual Insurance Holding Company will be subject to regulation by the Nevada Commissioner of Insurance at a level substantially equivalent to that applicable to Employers Insurance Company of Nevada before the Reorganization; and

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THOMSON FINANCIAL

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- The Mutual Insurance Holding Company will not be permitted to pay any dividends or make any other distributions to its members, except upon a dissolution or liquidation of the company or as otherwise approved by the Nevada Commissioner of Insurance.

This position is based on the representations made to the Division in your letter. Different facts or conditions might require a different result. This response expresses the Division's position on enforcement action only and does not express any legal conclusions on the questions presented.

Sincerely,

Charles Kwon
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4-2

December 2, 2004

Gary Apfel
LeBoeuf, Lamb, Greene & MacRae, LLP
725 South Figueroa Street, Suite 3100
Los Angeles, California 90017-5404

Re: Employers Insurance Company of Nevada

Dear Mr. Apfel:

In regard to your letter of December 2, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Special Counsel

LeBoeuf, Lamb, Greene & MacRae
L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
HARRISBURG
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
NEWARK
PITTSBURGH
SALT LAKE CITY
SAN FRANCISCO

725 South Figueroa Street
Suite 3100
Los Angeles, CA 90017-5404
(213) 955-7300
FACSIMILE: (213) 955-7399

LONDON
(A LONDON-BASED MULTINATIONAL PARTNERSHIP)
PARIS
BRUSSELS
JOHANNESBURG
(PTY) LTD.
MOSCOW
RIYADH
(AFFILIATED OFFICE)
BISHKEK
ALMATY
BEIJING

December 2, 2004

Mr. David Lynn
Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Room 3027
Washington, D.C. 20549

Re: Employers Insurance Company of Nevada, A Mutual Company

Dear Mr. Lynn:

We are counsel to Employers Insurance Company of Nevada, A Mutual Company, a Nevada mutual insurance company ("EICN"), in connection with EICN's proposed reorganization from a mutual insurance company to a stock insurance company ultimately controlled by a mutual insurance holding company. The process, described in detail below, is referred to herein as the "Reorganization" and will be effected pursuant to Sections 693A.550 through 693A.665 of Title 57 of the Nevada Revised Statutes (the "MIHC Law"), which permit the formation of mutual insurance holding companies.

The Reorganization will be effected pursuant to a plan of reorganization (the "Plan") through a series of transactions whereby EICN will reorganize from a mutual insurance company to a stock insurance company organized under Nevada law (the "Stock Insurance Company") owned indirectly by a newly formed mutual insurance holding company organized under Nevada law (the "Mutual Insurance Holding Company"). At the Effective Time (as defined below), all of the membership interests (as defined below) of EICN's members will be extinguished, and such members will automatically become members of the Mutual Insurance Holding Company pursuant to the MIHC Law and the Plan. Also at the Effective Time, shares of the capital stock of the Stock Insurance Company will be issued to Employers Insurance Group, Inc., an intermediate stock holding company organized under Nevada law (the "Intermediate Holding Company"). The Intermediate Holding Company, in turn, will issue shares of its capital stock to the Mutual Insurance Holding Company. It is anticipated that the Effective Time will be in the first quarter of 2005. A chart setting forth the organizational structure of EICN before and immediately after the Reorganization is attached hereto as Exhibit A. Owners of insurance policies ("Policies") issued or assumed by the Stock Insurance Company after the Effective Time will, pursuant to the MIHC Law and the Plan, automatically become members of the Mutual Insurance Holding Company. The fairness to Policyholders of the terms and conditions of the Plan is subject to the approval of the Nevada Commissioner of Insurance (the "Insurance Commissioner") pursuant to Section 693A.590 of the MIHC Law and the members of EICN pursuant to Section 693A.595 of the MIHC Law.[1]

I. Request

We are writing to request confirmation that, based upon the facts and representations set forth below, the Staff will not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action if, in connection with the Reorganization, (i) the membership interests of EICN's members are extinguished and such members become members of the Mutual Insurance Holding Company and (ii) after the Effective Time, owners of Policies issued or assumed by the Stock Insurance Company automatically become members of the Mutual Insurance Holding Company, in each case without registration of the membership interests in the Mutual Insurance Holding Company under the Securities Act of 1933, as amended (the "Securities Act") or the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act").

II. EICN Background

Effective July 1, 1999, the Nevada Legislature ended the 86-year closed workers compensation environment and, effective July 1, 1999, a competitive workers compensation market commenced in the State of Nevada. On December 1, 1999, EICN was incorporated and on January 1, 2000, EICN began operations as a Nevada mutual insurance company. Prior to January 1, 2000, EICN was a quasi-public agency of the State of Nevada and administered the fund of the Nevada State Industrial Insurance System.

Today, EICN is a full-service mutual workers compensation insurance company, providing directly, or through wholly-owned subsidiaries, workers compensation insurance, claims management, loss prevention consulting, underwriting and care management services to businesses in Nevada and five other Western states. EICN is the leading writer of workers compensation insurance in the State of Nevada with a 30% market share and 7,908 commercial policyholders as of September 9, 2004. EICN employs approximately 220 people, many of

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[1] For the convenience of the staff of the Division of Corporation Finance (the "Staff"), a copy of the MIHC Law, permitting the reorganization of a Nevada mutual insurance company to a stock insurance company controlled by a mutual insurance holding company, is attached hereto as Exhibit B. Unless otherwise indicated, references to section numbers are to sections of the Nevada Revised Statutes.

whom are industry specialists. EICN is a validly licensed insurance company in the State of Nevada and maintains offices in both Reno and Las Vegas.

As a mutual insurance company, EICN has no authority to issue capital stock. A member of EICN owns a Policy and, through ownership of such Policy, in accordance with EICN's articles of incorporation and the insurance laws of the State of Nevada (the "Insurance Code"), has a membership interest in EICN. A "membership interest" consists principally of the rights to vote on the election of directors of EICN, to receive distributions of EICN's surplus in the event of the dissolution or liquidation of EICN and the right to receive compensation in the event of a demutualization of EICN.

III. The Proposed Reorganization

EICN proposes to reorganize from a mutual insurance company to a stock insurance company. The stock insurance company is initially a direct wholly-owned subsidiary of an intermediate stock holding company; the intermediate stock holding company is initially a direct wholly-owned subsidiary of a mutual insurance holding company. In accordance with the requirements of the MIHC Law, the mutual insurance holding company must at all times directly, or indirectly though an intermediate stock holding company, own a majority of the voting securities of the stock insurance company.[2]

Section 693A.575 permits the reorganization of a Nevada mutual insurance company to a stock insurance company and requires the mutual insurance holding company to own directly, or indirectly through an intermediate stock holding company, a majority of the stock insurance company's voting securities. The MIHC Law permits such a reorganization only after the occurrence of certain events, including (i) adoption of a formal plan of reorganization by the mutual insurance company's board of directors, (ii) approval of the plan of reorganization by the Insurance Commissioner following a hearing thereon and (iii) approval of the plan of reorganization by a vote of the mutual insurance company's policyholders.

Pursuant to Section 693A.580, the Plan must be adopted by not less than two-thirds of EICN's board of directors (the "Board of Directors"). The Plan, together with (i) the proposed articles of incorporation of the Mutual Insurance Holding Company and the proposed amended and restated articles of incorporation of EICN and the Intermediate Holding Company, (ii) the proposed bylaws of the Mutual Insurance Holding Company and the proposed amended and restated bylaws of EICN and the Intermediate Holding Company, (iii) information concerning the proposed officers and directors of the Mutual Insurance Holding Company, (iv) a certification by the Board of Directors regarding the adoption of the Plan, (v) a certification that the Plan is fair and equitable to the policyholders by the Board of Directors and (vi) a form of proposed notice to be mailed to policyholders, all as set forth in the Plan, must then be filed with

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2 Under the MIHC Law, "voting securities" means securities of any class or any ownership interest having voting power for the election of directors, trustees or management, other than securities having voting power only because of the occurrence of a contingency. Section 693A.570.

the Insurance Commissioner for approval. Section 693A.580. The Plan was unanimously adopted by the Board of Directors on September 9, 2004 (the "Adoption Date") and was filed with the Insurance Commissioner on September 13, 2004. Pursuant to discussions among EICN, the Nevada Division of Insurance and their respective advisors, the Plan was amended. On November 8, 2004, the Board of Directors unanimously adopted an amended and restated Plan.

The Plan was amended to provide for, among other things, (i) one intermediate holding company; (ii) the Intermediate Holding Company to issue one class of common stock; and (iii) the Mutual Insurance Holding Company to require one director to be a policyholder and independent of the Intermediate Holding Company and the Stock Insurance Company no later than December 31, 2005.

As required by Section 693A.585 and as provided in the Plan, the Insurance Commissioner held a public hearing on the Plan on November 10, 2004. All policyholders were sent notice of the hearing and no policyholders objected to the Plan either before or at the hearing. Under Section 693A.590, the Insurance Commissioner shall not approve the Plan unless she finds that: (i) the Plan is fair and equitable to the policyholders;[3] (ii) the Plan does not deprive the policyholders of their property rights or due process of law; (iii) the Stock Insurance Company meets the minimum requirements for a certificate of authority to transact the business of insurance in Nevada; and (iv) continued operation of the Stock Insurance Company is not hazardous to future policyholders and the public.

Pursuant to Section 693A.590, on November 29, 2004 the Insurance Commissioner issued an order approving the Plan subject to the following additional conditions: (i) prior approval by the Insurance Commissioner of materials distributed to policyholders regarding the Plan; (ii) notice by EICN to licensed producers of the Reorganization within 30 days of the effective date; (iii) notice by EICN to the Insurance Commissioner of any misleading misstatement or omission of a material fact in connection with the Plan or other related materials after the issuance of the approval order and prior to the effective date of the Reorganization; (iv) Insurance Commissioner supervision and direction of the policyholder vote on the Plan; (v) EICN's payment of all reasonable costs and expenses incurred by the Insurance Commissioner and her advisors in connection with the review of the Plan; (vi) notice by EICN to the Insurance Commissioner of any legal or administrative proceeding relating to the Reorganization; and (vii) filing by EICN with the Insurance Commissioner of copies of all documents executed and delivered in connection with the Reorganization.

Under Section 693A.595(1) and the Plan, the Plan is subject to the approval of the policyholders of EICN at a meeting of policyholders (the "Policyholders' Meeting"). Section 693A.595(1) requires that EICN mail notice of the Policyholders' Meeting to each policyholder entitled to vote on the Plan at least 30 days before the date set for the meeting. Policyholders will be eligible to vote on the Plan if they were listed on the records of EICN as Policyholders on

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3 In our opinion, a finding by the Insurance Commissioner that the Plan is fair and equitable to the policyholders includes the conclusion that the Plan is procedurally and substantively fair to EICN's policyholders.

the Adoption Date ("Eligible Members"). The notice of the Policyholders' Meeting must be accompanied by a brief description of the Plan, a statement that the Insurance Commissioner has approved the Plan, and a written proxy permitting the policyholder to vote for or against the Plan. Under the Plan, adoption of the Plan requires the affirmative vote of at least two-thirds of all Eligible Members. Notice of the Policyholders' Meeting, accompanied by a brief description of the Plan, a statement that the Insurance Commissioner has approved the Plan, and a written proxy permitting the policyholder to vote for or against the Plan, will be provided to Policyholders by means of a mailing.

If the Plan is approved by the Eligible Members, EICN will file with the office of the Insurance Commissioner, among other documents, (i) a certificate stating that all the conditions set forth in the Plan have been satisfied, so long as the Board of Directors has not abandoned the Plan and (ii) a certificate setting forth the vote and certifying that the Plan was approved by not less than two-thirds of the Eligible Members. Pursuant to Section 693A.605, the Reorganization will become effective upon the issuance of a certificate of authority by the Insurance Commissioner, which certificate shall be issued upon the filings set forth in the sentence immediately preceding (the "Effective Time"). The articles of incorporation of the Stock Insurance Company will be deemed to be amended in compliance with Section 692B.030 after the Insurance Commissioner issues the certificate of authority.

Under the MIHC Law and the Plan, the following actions will take place at the Effective Time: (i) the membership interests of EICN's policyholders will be extinguished and the policyholders will automatically become members of the Mutual Insurance Holding Company, pursuant to the MIHC Law and the Plan; (ii) EICN will become a stock corporation and all of its initially issued voting stock will be owned by the Intermediate Holding Company; and (iii) all of the initially issued voting stock of the Intermediate Holding Company will be owned by the Mutual Insurance Holding Company. The Stock Insurance Company will continue to perform all contractual obligations of EICN including those under any existing Policies. The guaranteed benefits and values, and the rights of policyholders, as described in their respective Policies, will not be reduced or altered in any way and the premiums required to be paid as specified in the Policies will not be increased or otherwise changed as a result of the Plan.

While at the Effective Time the Mutual Insurance Holding Company will own all of the outstanding voting stock of the Intermediate Holding Company, at some point after the Reorganization, shares of the Intermediate Holding Company common stock may be offered to the public or to other investors. Under the Plan, any such sale will be subject to the prior approval of the board of directors of the Mutual Insurance Holding Company ("MIHC Board of Directors") and the Insurance Commissioner. EICN has no current intention to engage in any stock offering.

The Plan requires that, except as approved by the Insurance Commissioner, the Mutual Insurance Holding Company will invest all cash dividends that it receives as a holder of common stock of the Intermediate Holding Company and income that it receives from its other permitted investments, net of any applicable taxes or expenses in (i) shares of common stock or other equity or debt securities of the Intermediate Holding Company (a) subject to the prior approval of the Insurance Commissioner if such securities are, or have been, issued to third parties; and (b) in accordance with rules promulgated by the Commission and regulations thereto if such securities are, or have been, issued to the public; or (ii) cash or marketable investment grade fixed income investments of a type authorized for investment by a workers compensation insurance company until such time as it may reinvest the income thereon, and the proceeds of the resale thereof, in securities of the Intermediate Holding Company, (x) pursuant to (i)(a) above or (y) otherwise after having obtained the Insurance Commissioner's approval of the terms of such reinvestment.

After the Reorganization, each owner of a Policy will have (i) a Stock Insurance Company insurance policy and (ii) a membership interest in the Mutual Insurance Holding Company. Under the MIHC Law and the Plan, the interests of members of the Mutual Insurance Holding Company will be substantially the same as those they had as members of EICN, consisting principally of the right to vote on the election of directors of the Mutual Insurance Holding Company, the right to receive distributions of surplus from the Mutual Insurance Holding Company in the event of the dissolution or liquidation of the Mutual Insurance Holding Company and the right to receive compensation in the event of a demutualization of the Mutual Insurance Holding Company. Under the Plan, the Mutual Insurance Holding Company will not be permitted to pay any dividends or make any other distributions to its members, except upon a dissolution or liquidation of the company or as otherwise approved by the MIHC Board of Directors and as directed or approved by the Insurance Commissioner.

The Plan provides that owners of Policies issued by the Stock Insurance Company after the Effective Time will automatically become members of the Mutual Insurance Holding Company pursuant to the MIHC Law and the Plan. The members of the Mutual Insurance Holding Company will elect the MIHC Board of Directors and vote on any plan of merger or consolidation of the Mutual Insurance Holding Company.

Membership in the Mutual Insurance Holding Company will cease when a Policy from which membership derives is no longer owned or no longer remains in force. Furthermore, a membership interest will not be transferable separate from a Policy. This is the same way that a membership interest in EICN operates today and there will be no change. Certificates evidencing membership interests will not be issued to owners of Policies, but, instead, a list of members will be maintained on the books and records of the Mutual Insurance Holding Company.

The following aspects of the Reorganization also create a continuity of membership interest:

(i) under the bylaws of the Mutual Insurance Holding Company, members of the Mutual Insurance Holding Company will have substantially the same rights with respect to notice of proposed business at meetings, notice of election of directors and nomination of directors of the Mutual Insurance Holding Company as members of EICN have currently with respect to EICN;

(ii) under the bylaws of the Mutual Insurance Holding Company, provisions for notice of member meetings of the Mutual Insurance Holding Company will be largely identical to such requirements for EICN currently; and

(iii) under the bylaws of the Mutual Insurance Holding Company, the quorum at member meetings for the Mutual Insurance Holding Company will be the same as the quorum at current EICN meetings.

The Mutual Insurance Holding Company will be subject to regulatory oversight by the Nevada Division of Insurance at a level substantially equivalent to that of a Nevada domestic insurer and will be subject to the following statutory requirements which are comparable to the regulatory requirements imposed on a Nevada domestic insurer:

(i) The Insurance Commissioner will retain jurisdiction over the Mutual Insurance Holding Company. Section 693A.625(3)(b).

(ii) The Mutual Insurance Holding Company may not acquire control of, or merge with, any Nevada domestic insurer after the reorganization without the approval of the Insurance Commissioner. Sections 692C.180 through 692C.250.

(iii) The Mutual Insurance Holding Company may not issue stock. Section 693A.625(5)(a).

(iv) The Insurance Commissioner will have the authority to examine the records, books or other information and papers in the possession of the Mutual Insurance Holding Company, the Intermediate Holding Company and the Stock Insurance Company in order to ascertain the financial condition of the Stock Insurance Company or to determine compliance with the MIHC Law. Section 693A.650.

(v) The Mutual Insurance Holding Company and Intermediate Holding Company will be considered an insurer for purposes of the conservation, rehabilitation and liquidation of delinquent insurers and may not voluntarily dissolve without the approval of the Insurance Commissioner. Sections 693A.625(3)(c) and 693A.625(10).

(vi) In the event the Stock Insurance Company is liquidated, the assets of the Mutual Insurance Holding Company will be available to the Stock Insurance Company to the extent necessary to satisfy obligations to policyholders. Sections 693A.580(6).

(vii) The Mutual Insurance Holding Company may reorganize to a Nevada domestic stock insurer only if approved by the Insurance Commissioner, who must find the plan of reorganization to be fair and equitable to the policyholders, after a public hearing, and only if approved by a vote of not less than two-thirds of the Mutual Insurance Holding Company's members voting on the plan of reorganization. Sections 693A.400 through 693A.540.

(viii) As part of the reorganization, the Insurance Commissioner will make specific findings as to whether the articles of incorporation or bylaws of the Mutual Holding Company, the Intermediate Holding Company and the Stock Insurance Company are fair and equitable to the policyholders of EICN. Section 693A.580(8).

(ix) Nevada has enacted a statute substantially similar to the model Insurance Holding Company System Regulatory Act of the National Association of Insurance Commissioners ("Nevada Insurance Holding Company Act"), which regulates the acquisition of control of an insurer and certain other transactions between affiliates in the holding company system. Provisions of that statute apply to transactions occurring between the Mutual Insurance Holding Company, the Intermediate Holding Company and the Stock Insurance Company. Pursuant to the Nevada Insurance Holding Company Act, certain transactions between the Stock Insurance Company and the affiliates in its holding company system may not be entered into unless notice has been given to the Insurance Commissioner in writing at least 60 days in advance and the Insurance Commissioner has not disapproved such transaction within that period. The Insurance Commissioner must disapprove any such transaction if it not fair and reasonable. The transactions requiring such notice include: (a) sales, purchases, exchanges, loans or extensions of credit, guarantees or investments that are equal to or exceed the lesser of 3% of the Stock Insurance Company's admitted assets as of December 31st of the preceding year or 25% of surplus to policyholders; (b) management agreements, cost-sharing arrangements and service contracts; and (c) any other material transactions specified by rule that the Insurance Commissioner has determined may adversely affect the interests of the Insurer's policyholders. Section 692C.363.

(x) The Mutual Insurance Holding Company and the Stock Insurance Company will be required to have a "solicitation permit" issued by the Insurance Commissioner in order to advertise or offer for sale any securities or policies, or solicit or receive any funds, subscriptions, applications, premiums or memberships. Section 692B.040.

(xi) The Mutual Insurance Holding Company must own, directly or indirectly, not less than a majority of the voting securities of the Stock Insurance Company. Section 693A.560.

(xii) The Mutual Insurance Holding Company will be required to submit annual reports and financial statements to the Insurance Commissioner. Section 693A.645.

(xiii) The Mutual Insurance Holding Company and/or the Stock Insurance Holding Company will be subject to any additional regulations or orders the Insurance Commissioner may adopt in order to carry out the provisions of the MIHC Law. Section 693A.655.

In addition to the limitations described above, under the MIHC Law, the Mutual Insurance Holding Company may not transact the business of insurance. Moreover, the Mutual Insurance Holding Company will be subject to restrictions on the ability of the Intermediate Holding Company to issue stock to persons other than the Mutual Insurance Holding Company. First, under the MIHC Law and the Plan, the Mutual Insurance Holding Company must always own a majority of the voting securities of the Intermediate Holding Company, on a fully diluted basis. Sections 693A.555 and 693A.560. Second, under the Plan, the Mutual Insurance Holding Company must obtain the approval of the Insurance Commissioner[4] and the MIHC Board of Directors in order to conduct an offering of shares of the Intermediate Holding Company.

IV. Discussion

A. Registration under the Securities Act

Applying the test developed in SEC v. W.J. Howey Co., 328 U.S. 293 (1946) ("Howey"), and its progeny, it is our opinion that the membership interests in the Mutual Insurance Holding Company received by existing members of EICN in connection with the Reorganization and created from time to time after the Reorganization by virtue of the issuance or assumption of a Policy by the Stock Insurance Company would not constitute the offer or sale of a "security" as that term is defined in Section 2(a)(1) of the Securities Act.[5] We note that the Staff has previously taken no-action positions involving this issue in the context of reorganization transactions similar to that contemplated by EICN. See Millers Mutual Insurance Association (publicly available February 20, 2003) ("Millers Mutual "); Milwaukee Mutual Insurance Company (publicly available January 30, 2003) ("Milwaukee Mutual"); First Nonprofit Mutual Insurance Company (publicly available October 24, 2001) ("First Nonprofit "); National Travelers Life Company (publicly available December 29, 1999) ("National Travelers"); Woodmen Accident and Life Company (publicly available December 28, 1999) ("Woodmen"); American Republic Insurance Company (publicly available December 23, 1999) ("American Republic"); The Security Mutual Life Insurance Company of Lincoln, Nebraska

4 Additionally, Section 693A.625(9) requires the written approval of the Insurance Commissioner prior to any solicitation for the sale of the stock of an intermediate stock holding company or a reorganized stock insurance company.

5 Membership interests in a mutual insurance holding company are not securities under Nevada law. See Section 693A.635.

(publicly available November 30, 1999) ("Security Mutual"); Trustmark Insurance Company (publicly available August 25, 1999) ("Trustmark"); Mutual Trust Life Insurance Company (publicly available August 4, 1999) ("Mutual Trust"); Mutual of Omaha Insurance Company (publicly available November 27, 1998) ("Mutual of Omaha"); National Life Insurance Company (publicly available September 18, 1998) ("National Life"); Principal Mutual Life Insurance Company (publicly available June 8, 1998) ("Principal Mutual"); The Ohio National Life Insurance Company (publicly available June 5, 1998) ("Ohio National"); Security Benefit Life Insurance Company (publicly available June 3, 1998) ("Security Benefit"); The Minnesota Mutual Life Insurance Company (publicly available May 21, 1998) ("Minnesota Mutual"); Provident Mutual Life Insurance Company (publicly available April 7, 1998) ("Provident Mutual"); FCCI Mutual Insurance Company (publicly available March 30, 1998) ("FCCI"); Ameritas Life Insurance Corporation (publicly available December 8, 1997) ("Ameritas"); Acacia Mutual Life Insurance Company (publicly available June 27, 1997) ("Acacia Mutual"); Pacific Mutual Life Insurance Company (publicly available April 17, 1997) ("Pacific Mutual"); General American Life Insurance Company (publicly available February 20, 1997) ("General American"); and American Mutual Life Insurance Company (publicly available June 13, 1996) ("American Mutual").

Section 2(a)(1) of the Securities Act, in pertinent part, defines the term "security" to include:

> "[A]ny note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights . . . or, in general, any interest or instrument commonly known as a 'security,' or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing."

15 U.S.C. § 77b(a)(1).

A "membership interest" is not included in this list of financial instruments. An unlisted instrument, however, may still be deemed to be a "security" if it falls within one of the definition's two general categories, viz., an "investment contract" or an "interest or instrument commonly known as a 'security.'"

In Howey, 328 U.S. at 297, the Supreme Court developed a test that has generally been used to determine whether an instrument is an "investment contract" or an "interest or instrument commonly known as a 'security'."[6] The Supreme Court, in Reves v. Ernst & Young, 494 U.S. 56 (1990) ("Reves"), summarized the elements of the Howey test as:

> "(1) an investment; (2) in a common enterprise; (3) with a reasonable expectation of profits; (4) to be derived from the entrepreneurial or managerial efforts of others."

494 U.S. at 64 (citation omitted).

Membership interests in the Mutual Insurance Holding Company do not meet the first and third elements of the Howey test.

First, an investment is characterized by 'an exchange of value,' most often a monetary contribution. See Uselton v. Commercial Lovelace Motor Freight, Inc., 940 F.2d 564, 574-75 (10th Cir.) cert. denied, 502 U.S. 983 (1991). See also Howey, 328 U.S. at 301. A membership interest is not issued or created as the result of an 'exchange of value.' A membership interest is created only upon the purchase of a Policy. Owners of existing Policies issued or assumed by EICN will not be required to make payments in cash or in the form of other property to become members of the Mutual Insurance Holding Company in the Reorganization. Their membership interests in the Mutual Insurance Holding Company will result from their ownership of a Policy previously issued or assumed by EICN. Similarly, pursuant to the MIHC Law and the Plan, owners of Policies issued or assumed after the Reorganization by the Stock Insurance Company will become members of the Mutual Insurance Holding Company automatically upon issuance or assumption of such Policies without the payment of cash or other property. The underwriting practices of the Stock Insurance Company will determine whether a person becomes a policyholder (and thereby a member in the Mutual Insurance Holding Company) and the premiums to be paid by the policyholder for the Policy. With respect to a Policy, any monies paid by a policyholder will be in the form of premiums paid to the Stock Insurance Company with the intent to obtain insurance coverage and not with any investment intent or expectation of profit with respect to membership in the Mutual Insurance Holding Company.[7] The membership interests in the Mutual Insurance Holding Company will also not be marketed as investments.

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6 While the Howey test specifically focused on "investment contracts," the Court since Howey has applied the test more broadly. See United Housing Found., Inc. v. Forman, 421 U.S. 837, 852 (1975) ("Forman") (stating the Howey test "embodies the essential attributes that run through all of the Court's decisions defining a security"); Landreth Timber Co. v. Landreth, 471 U.S. 681, 691 n.5 (1985) ("Landreth") (criticizing Forman but concluding that the Howey test applies in determining whether an interest is an "instrument commonly known as a 'security'").

7 The insurance policies issued by EICN are exempt from registration under Section 3(a)(8) of the Securities Act. The 1933 House Committee Report on the Securities Act explained that the Section 3(a)(8) exemption

Furthermore, a membership interest does not provide a member with any "reasonable expectation of profits" of the Mutual Insurance Holding Company. Profits are defined under the Howey test as "either capital appreciation resulting from the development of the initial investment . . . or participation in earnings resulting from the use of investors' funds. . . ." Forman, 421 U.S. at 852. Where a person is not "'attracted solely by the prospects of a return' on his investment," but rather "by a desire to use or consume the item purchased," the expectation of profit element is not met. Id.

There is no expectation of profit with respect to the membership interests in the Mutual Insurance Holding Company. Under the Plan, the Mutual Insurance Holding Company

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> "makes clear what is already implied in the act, namely, that insurance policies are not to be regarded as securities subject to the provisions of the act. The insurance policy and like contracts are not regarded in the commercial world as securities offered to the public for investment purposes. The entire tenor of the act would lead, even without this specific exemption, to the exclusion of insurance policies from the provisions of the act, but the specific exemption is included to make misinterpretations impossible."

H.R. Rep. No. 85, 73d Cong., 1st Sess. 15 (1933). See also SEC v. Variable Annuity Life Ins. Co., 359 U.S. 65, 74 n.4 (1959) ("VALIC") (Brennan, J., concurring) (stating insurance policy exemption "just confirmatory of the policy's noncoverage under the definition of security"). Some insurance products with investment components are regulated as investment contracts because such products have elements which qualify them as "securities," such as the holder bearing substantial investment risk and expecting a profit, and the product being marketed as an investment. Such products are not issued by EICN, a workers compensation insurance company. See VALIC, 359 U.S. at 71-73; John Hancock Mut. Life Ins. Co. v. Harris Trust & Savs. Bank, 510 U.S. 86, 101-102 (1993). See also 17 C.F.R. 230.151 ("Safe Harbor definition of certain annuity contracts or optional annuity contracts within the meaning of section 3(a)(8)"). The fact that the policyholders are members of the Mutual Insurance Holding Company while their insurance policies are written by the Stock Insurance Company does not affect the securities law treatment of the insurance policies, which are not considered securities under the Securities Act. Conventional insurance will be purchased through the Stock Insurance Company and, as a result, a policyholder by operation of law will become a Mutual Insurance Holding Company member. No "specific consideration in return for a separable financial interest with the characteristics of a security" is paid for the membership interest, but only the insurance policy is purchased. International Bhd. of Teamsters. v. Daniel, 439 U.S. 551, 559 (1979) (noncontributory pension plan). Accordingly, conventional insurance policies available from the Stock Insurance Company and the related non-separable membership interests, which terminate when the insurance terminates, would constitute "insurance", not "securities," as those terms are commonly understood.

will not be permitted to pay any dividends or make any other distributions to its members, except as approved by the MIHC Board of Directors and as directed or approved by the Insurance Commissioner, or in the event of the dissolution, liquidation or winding up and dissolution of the Mutual Insurance Holding Company. Moreover, because membership interests are not transferable independent of the Policy and are extinguished if a member is no longer a policyholder of the Stock Insurance Company, it cannot be said that there is a market for the membership interests or that they can be "repurchased" at a "profit" by the Mutual Insurance Holding Company or by any other person. An owner of a membership interest has no ability to realize any profit on such interest. Rather, the membership interest is evidence of a Policy providing insurance risk protection. It has no independent value. Accordingly, a prospective policyholder will not be motivated to become a member of the Mutual Insurance Holding Company "'solely by the prospects of a return '" on the membership interest. Forman, 421 U.S. at 852 (citation omitted).

The membership interests also would not constitute a "security" under the criteria applied by the Court in Reves.[8] In Reves, 494 U.S. at 66, the Court noted four factors that "this Court has held apply in deciding whether a transaction involves a 'security.'"

First, the transaction in which the instrument was received must be reviewed to assess the motivations that would prompt a reasonable seller and buyer to enter into it. See Reves, 494 U.S. at 66. "If the seller's purpose is to raise money for the general use of the business enterprise or to finance substantial investments and the buyer is interested primarily in the profit the note is expected to generate, the instrument is likely to be a 'security.'" Id.

Second, "'the plan of distribution' of the instrument" must be examined to determine "whether it is an instrument in which there is 'common trading for speculation or investment . . .'." Id.

Third, the "reasonable expectations of the investing public" must be examined. Id. In this regard, the Court noted that the marketing efforts employed in selling an alleged security are relevant to the expectations of the general public. See Reves, 494 U.S. at 68 (noting that "[t]he advertisements for the notes here characterized them as 'investments' . . . and there were no countervailing factors that would have led a reasonable person to question this characterization").

Finally, the presence of "some factor such as the existence of another regulatory scheme [which] significantly reduces the risk of the instrument . . . " must be considered. See Reves, 494 U.S. at 67.

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8 The Court in Reves considered whether promissory notes issued by a farmers' cooperative constituted "notes" under the Securities Exchange Act definition of "security." In analyzing whether a note is within the definition of security, the Court followed the "family resemblance test," which provides that a note is not a security if it bears a resemblance to notes which have been previously designated by courts as not constituting securities. See Reves, 494 U.S. at 63-67.

Under the four criteria set forth in Reves for determining whether an instrument is a "security", a membership interest in the Mutual Insurance Holding Company would not constitute a security. First, the motivation of the Mutual Insurance Holding Company in issuing membership interests to the holders of Policies is not "to finance substantial investments" through the sale of membership interests. In fact, the creation of the membership interests may not generate any capital for the "seller." Moreover, the motivation of the holders of Policies in voting for the Reorganization is not the expectation of receiving a profit on account of the related membership interest.

Second, there is no "plan of distribution" of membership interests. Membership interests simply accompany the issuance or assumption of a Policy and cannot be transferred apart from the Policy to which they relate.[9]

Third, it is difficult to see any way that a policyholder of the Stock Insurance Company would view the membership interest in the Mutual Insurance Holding Company as anything other than an inseparable attribute of the Policy to which it attaches, as is the case today. Such a characterization is warranted for a number of reasons, including that the membership interests will not be marketed to the general public as interests which would give rise to a profit expectancy, no certificates will be issued in respect of the membership interests and, under the MIHC Law, the membership interests are not recognized as securities. See Section 693A.635.

Fourth, the Court in Reves stressed the significance of an alternative regulatory scheme that might reduce the risks associated with the interest alleged to constitute a security. See Reves, 494 U.S. at 67 ("the existence of another regulatory scheme" may "significantly reduce the risk of the instrument, thereby rendering application of the Securities Acts unnecessary"); see also Marine Bank v. Weaver, 455 U.S. 551, 557-559 (1982). This factor suggests that the membership interests would not constitute securities because, as discussed in Section III hereof, the Mutual Insurance Holding Company will be subject to extensive regulation by the Insurance Commissioner.[10]

Because the membership interests do not meet the tests articulated by the Supreme Court in Howey and Reves for determining whether an instrument is a security under Section 2(a)(1) of the Securities Act, it is our opinion that the membership interests should not be

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9 See also Forman, 421 U.S. at 851-52 (traditional characteristic of a security is negotiability).

10 The Reves test itself does not necessarily require the existence of a regulatory regime, but only "some factor," such as a regulatory regime, that will reduce the risk of the instrument. Reves, 494 U.S. at 66. We further note in this regard that in other cases and no-action letters interpreting the term "security" the Court and the Staff have not required the existence of another regulatory scheme in characterizing whether the instrument at hand was a security. See, e.g., SEC v. C.M. Joiner Leasing Corp., 320 U.S. 344 (1943); Forman, 421 U.S. 837; Dairyman, Inc. (publicly available Jan. 29, 1993), 1993 WL 33275 (S.E.C.).

considered securities under the Securities Act.[11] Under the circumstances described above, it is appropriate for the Staff to take a position similar to that taken in numerous past no-action letters issued by the Staff, including Millers Mutual, Milwaukee Mutual, First Nonprofit, National Travelers, Woodmen, American Republic, Security Mutual, Trustmark, Mutual Trust, Mutual of Omaha, Principal Mutual, Ohio National, Security Benefit, Minnesota Mutual, Provident Mutual, FCCI, Ameritas, Acacia Mutual, Pacific Mutual, General American and American Mutual.

B. Registration Under the Securities Exchange Act

It is our opinion, based upon the foregoing facts and the analyses set forth herein, that the Mutual Insurance Holding Company would not, upon consummation of the Reorganization, be subject to the registration requirements of the Securities Exchange Act. Our opinion is based upon our determination that, as discussed above, the membership interests in the Mutual Insurance Holding Company should not be classified as "securities" under the Federal securities laws, either before or after the Reorganization.

Under Section 12(g) of the Securities Exchange Act and the rules promulgated thereunder, certain "issuers" with total assets exceeding $10,000,000 and a class of "equity securities" held of record by 500 or more persons as of the end of the most recent fiscal year must register under the Securities Exchange Act. 15 U.S.C. § 77L(g)(1)(8). An "issuer" is defined under Section 3(a)(8) of the Securities Exchange Act as "any person who issues or proposes to issue any security." 15 U.S.C. § 78(c)(8). The definition of "security" under the Securities Exchange Act "is virtually identical" to the definition under the Securities Act. See Forman, 421 U.S. at 847 n.12 (citing Tcherepnin v. Knight, 389 U.S. 332, 335-336, 342 (1967)); see also Reves, 494 U.S. at 61 n.1; Landreth, 471 U.S. at 686 n.1. For the same reasons set forth in the discussion of the Securities Act above, we believe a membership interest is not a security under the Securities Exchange Act. We therefore are of the opinion that the Mutual Insurance Holding Company will not issue, and does not intend to issue, a security, and, accordingly, will not be subject to the registration requirements of Section 12(g) of the Securities Exchange Act.

V. Conclusion

Based on the foregoing, we request that the Staff confirm that it will not recommend any enforcement action to the Commission if (i) in connection with the Reorganization, the membership interests of EICN's members are extinguished and such members immediately become members of the Mutual Insurance Holding Company and (ii) after the Effective Time, owners of Policies issued or assumed by the Stock Insurance Company automatically by operation of law become members of the Mutual Insurance Holding Company, in each case without registration of the membership interests in the Mutual Insurance Holding Company under the Securities Act or the Securities Exchange Act.

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[11] The inclusion of the Intermediate Holding Company as an intermediate stock holding company does not affect our opinion that the membership interests are not securities. Such inclusion has no economic effect on the owners of the membership interests or any effect on the reasonable expectations of policyholders in receiving such interests.

Because of the importance of the Reorganization to EICN, we would appreciate hearing from you at your earliest convenience. In the event you anticipate formulating a response not consistent with any interpretation or position stated in this request, we would appreciate the opportunity to discuss the matter with the Staff prior to any final decision. If you should have any questions or would like additional information, please telephone the undersigned at (213) 955-7350.

Very truly yours,

Gary Apfel
LeBoeuf, Lamb, Greene & MacRae, L.L.P.

cc: Robert T. Plesnarski, Deputy Chief Counsel
Securities and Exchange Commission

Lenard T. Ormsby, Executive Vice President and General Counsel
Employers Insurance Company of Nevada, A Mutual Company

EXHIBIT A

ORGANIZATIONAL STRUCTURE OF EICN BEFORE AND IMMEDIATELY AFTER THE REORGANIZATION

Before Reorganization


Membership
Interests
EICN
Policyholders
Contract Rights

After Reorganization


EIG
Mutual
Holding
Membership
Interests
100% of
Voting
Stock
Employers
Insurance Group
Policyholders
100% of
Voting
Stock
Contract
Rights
Reorganized
EICN

EXHIBIT B

SECTIONS 693A.550 – 693A.665
OF THE NEVADA REVISED STATUTES ANNOTATED